TERYL RESOURCES CORP.
Suite 240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Tel:  604.278-5996
Fax:  604.278.3409

December 9, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This discussion and analysis should be read in conjunction with the interim consolidated financial statements and related notes thereto for the three months ended August 31, 2011 and 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  All amounts in the financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”, “plans”, and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations, which involve risks and uncertainties that could cause actual outcomes and results to differ materially.  The future conduct of our business and the feasibility of our mineral exploration properties are dependent upon a number of factors and there can be no assurance that we will be able to conduct our operations as contemplated and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein.  The risks include, but are not limited to, the risks described in this MD&A; those risks set out in our disclosure documents and our annual and quarterly reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and also require significant amounts of capital to undertake, and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability.

Overview

We are engaged in the acquisition, exploration and development of natural resource properties.  We currently have mineral property and oil and gas interests in Alaska, Texas and Kentucky.

We are a reporting issuer in British Columbia and Alberta and trade on the TSX Venture Exchange (the (“TSX.V”) under the symbol “TRC”.  We are also listed on the OTC BB under the symbol “TRYLF”.

Our main exploration and development work over the last several years has taken place on the Gil claims, a gold prospect located in the Fairbanks Mining District, Alaska.

Mineral and Exploration Properties

Gil Claims, Fairbanks Mining District, Alaska

We own a 20% working interest in 237 claims located in the Gilmore dome area of Fairbanks district of Alaska, known as the Gil mineral property.  Our joint venture with Kinross Gold Corporation (“KGC”) on the Gil mineral property is divided into several mineralized zones, including the Main Gil and the

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North Gil.  The Gil mineral claims are adjacent to the producing Fort Knox deposit owned by KGC.  KGC owns an 80% working interest in the Gil joint venture.

KGC’s subsidiary, Fairbanks Gold Mining, Inc. (“FGM”) acts as operator of this project.  Our contribution to annual exploration costs is 20% and KGC’s contribution is 80%, with net profits to be distributed in that same proportion in the event of production.  As operator of this project, FGM determines whether exploration work will occur from year to year.

During March, 2010, a 12.8 mile ground magnetometer/radiometer survey was completed and a 15,000 foot drilling program commenced in April.  The goal of the 2010 program was to further delineate the strike extension of the mineralized zones, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity.  The 2010 plan calls for ground geophysics, 11,000 feet of reverse circulation (RC) drilling and 5,000 feet of HQ-NQ core drilling.  In addition, fieldwork involving mapping, soil and rock sampling and mobile metal ion (MMI) geochemical sampling was performed.

In July 2010 FGM reported the following preliminary drill results:

		Assay Results	Assay Results
Hole Number	Interval (feet in depth)	opt Au	gpt Au
GVR10-551	235 - 285	50 feet of 0.0458	1.57
GVR10-551	360 - 390	30 feet of .0383	1.31
GVR10-552	200 - 230	30 feet of 0.0581	1.99
GVR10-557	40 - 80	40 feet of 0.0434	1.52
GVR10-558	0 - 45	45 feet of 0.0427	1.46

*	“Opt” refers to ounces per short ton and “gpt” refers to grams per metric tonne. One troy ounce is equal to 34.2857 grams per metric tonne.

In August 2010, FGM reported the following additional drill results:

North Gil:

		Assay Results	Assay Results
North Gil Hole Number	Interval (feet in depth)	opt Au	gpt Au
GVR10-568	420 – 455	35 feet of 0.0788	2.670
GVR10-569	145 – 195	50 feet of 0.0363	1.244

Sourdough:

		Assay Results	Assay Results
Sourdough Hole Number	Interval (feet in depth)	opt Au	gpt Au
GVR10-563	145 – 170	25 feet of 0.03	1.029

In September 2010, FGM reported the following dill results:

		Assay Results	Assay Results
North Gil Hole Number	Interval (feet in depth)	opt Au	gpt Au
GVR10-573	10 – 35	25 feet of 0.0489	1.676
GVR10-573	250 - 285	35 feet of 0.0418	1.523

		Assay Results	Assay Results
Sourdough Hole Number	Interval (feet in depth)	opt Au	gpt Au
GVR10-560	195 - 220	25 feet of 0.0508	1.742
GVR10-560	285 - 295	10 feet of 0.0322	1.104
GVR10-560	320 - 330	10 feet of 0.0171	0.586
GVR10-560	340 - 375	35 feet of 0.0121	0.415
GVR10-561	20 - 35	15 feet of 0.0175	0.599
GVR10-561	45 - 70	25 feet of 0.01	0.343

On October 18th, 2010 we announced that we had the interim technical report for the Gil joint venture, which had been prepared by Mark S. Robinson, Certified Professional Geologist.  Interpretation and conclusion are as follows:

The Gil joint venture project is located in the northern Fairbanks mining district in an area that is road-accessible, located on State owned lands with good access to power.  The ore bodies within the project area are contained in the Cleary Sequence, a subunit of the Fairbanks Schist unit.  The Cleary Sequence and Fairbanks Schist unit hosts commercially viable mineralization elsewhere in the Fairbanks Mining District.  Rocks of the Cleary Sequence and Fairbanks Schist unit are present in the headwaters of many of the streams that have been mined for placer gold in the past.

The project is hosted in poly-deformed Paleozoic metamorphic rocks intruded by mid-Cretaceous intrusive rocks that are genetically associated with gold mineralization.  Favorable host rocks at Gil are predominantly calc-silicate rocks, although gold mineralization can be found in quartz-mica schist, felsic schist or the calcareous biotitechlorite-quartz schist.  Gold is hosted in quartz-rich veins and replacement zones and is associated with anomalous arsenic and bismuth.

Exploration conducted in the 1990’s identified widespread structurally-controlled gold mineralization at the Main Gil and North Gold prospects.  Extensive drilling, sampling, and trenching in between 1992 and 2004 defined the extent of gold mineralization in these areas and also developed several other exploration targets.  The Gil prospect’s lode deposits, principally the Main, North Gil, and Sourdough Ridge Zones, have been partially tested by 92 core holes totaling 36,084 feet, 364 reverse circulation drill holes, totaling 110,844 feet, and 21 trenches with a combined length of over 7,420 feet.

As currently known, the majority of the Gil’s total gold resource is contained in the Main Gil deposit.  This northeast striking, steeply north dipping calc-silicate unit remains open at depth and along strike.  The east-west striking, north dipping North Gil resource area is hosted primarily in quartz veins in quartz-mica schist, felsic schist or the calcareous biotite-chlorite-quartz schist.  A significant gold anomaly has been outlined between the Main Gil and North Gil deposits and at the intersection zone where the Main Gil and North Gil trends cross.  Drilling in all of these areas has yielded positive results.

Significant exploration results have also been generated on the Sourdough Ridge prospect.  Soil sampling, ground-based magnetometer surveys, and drilling have yielded significant results and the new data suggests that these anomalies are due to a series of northeast trending, steeply dipping quartz veins that coalesce into ore zones that may be potentially mineable.

Several other exploration targets have been identified but have not been fully tested.  These targets include gold anomalies located along All Gold Ridge, a calcsilicate layer identified north of the North Gil Zone, gold-bismuth-bearing quartz veins on the western Gil project and a gold anomaly outlined to the south of the Main Gil Zone. Additional exploration work will be needed in these areas to determine their potential.

On January 24, 2011 we announced the receipt of the 2010 Gil Joint Venture Annual Report. The goal of the 2010 Gil program was to further delineate the strike extension of the mineralized zones, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity. Drilling began April 12 and concluded on August 16. The exploration program consisted of 14,977.5 feet of drilling: 27 reverse-circulation (RVC) drill holes, totaling 9,546 feet, and 11 core holes, totaling 5,431.5 feet.

Previous exploration work has outlined three mineralized areas: The Main Gil Zone, The North Gil Zone, and Sourdough Ridge. Gold mineralization within the Gil JV Claim Block has been traced along the Main Gil Trend for approximately 3,000 feet. In the North Gil Zone, exploration work has outlined mineralization across a 2,000-foot trend. The 509 Trend, located on Sourdough Ridge, has been traced along strike for 2,000 feet. Mineralization along the Northern Calc-silicate unit, located in the northern portion of Sourdough Ridge, has been traced to the east for 600 feet.

KGC contracted Metallogeny, Inc. (MI), a privately owned geological contracting company, to perform the 2010 drilling program. MI also conducted a ground magnetometer survey, trench mapping and sampling, metallurgical sampling, section review, and interpretation for the Gil Project.

A report on the heap leach cyanidation testing on the Gil project drill core samples, by McClelland Laboratories, was conducted using three drill core samples. The three Gil samples were amenable to simulated heap leach cyanidation treatment a 80% - 12.5 mm feed size.

Recommendations for 2011 were to continue stepping out along mineralized trends, and to utilize exploration data to re-focus target areas. A systematic trenching program, followed by drilling, is recommend for: the northeastern extension of the 509 Trend, specifically, the eastern slope of Lohr Ridge; the Northern Calc-silicate Unit, and the calc-silicate unit located between the North Gil and Main Gil areas. Trenches should be oriented perpendicular to the trend of mineralization and spaced at 200-to 400-foot intervals. The trench program will help focus drill targets over the excavated area and allowing for more aggressive step-outs along the specific trends. Trenching will also provide good access to the target areas. All prep work could be accomplished in winter months. Drilling in areas susceptible to muddy conditions could be ready for spring when the ground is still frozen. Trenching, access trails, and pad construction are essential for moving forward as drilling progresses along steep slopes. Completion of extensive surface improvement will be contingent on permit approvals, and approval of the 2011 budget.

On April 24, 2011 we announced that we have received the preliminary assessment for the property.

The measured, indicated and inferred resources contained at the property were determined at a cutoff grade of 0.015 oz Au/ton in order to correspond to the heap-leach ore cutoff grade currently being employed at the Fort Knox gold mine (see table below). These mineral resources are not mineral reserves and therefore have not been demonstrated to be economically viable.

Au-Extraction	Class	Cutoff	Avg. Au-grade Above	Tons	Ounces
Method	(Resource)	(oz/ton)	Cutoff		Gold
Heap Leach	Measured	0.015	0.0304	2,283,057.1	69,499.1
Heap Leach	Indicated	0.015	0.0279	9,571,130.0	267,408.0
Heap Leach	Inferred	0.015	0.0222	8,002,591.0	178,009.2
Total				19,856,778.0	514,916.3

The goal of this preliminary assessment was to determine a realistic/conservative net present value (NPV) and internal rate of return (IRR) one could expect from a hypothetical open-pit mining operation at the property. This assessment was based on the measured, indicated and inferred resources determined from the pre-feasibility resource estimation (Robinson, 2011). The methods used and assumptions made during the resource estimation were reviewed by the Qualified Person, Mark S. Robinson (Certified Professional Geologist #6414) and are NI 43-101 compliant.

This preliminary assessment will include inferred mineral resources and therefore we are required to provide the following cautionary statement required by section 2.3(3)(b) of the 43-101 Instrument:  “This preliminary assessment is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results of this preliminary assessment will be realized.”

The Gil joint venture gold property is still in the greenfields stage of exploration. As a result, few background studies have been conducted that relate to mining processes, engineering and expected costs during mine preparation, production and closure. In an attempt to avoid any error associated with a lack of information, it was decided to omit permitting costs, costs associated with land acquisition, exploration costs during production, and mine closure costs in this assessment. Working capital costs are expected  to be quite low for Gil due to the assumption that all equipment and processing facilities used already exist and will be provided by Fort Knox. For this reason, working capital costs were included within the annual fixed costs.

During the year ended May 31, 2011, our share of the costs on the Gil property was $279,448, compared to $358,812 for the year ended May 31, 2010.  During the three months ended August 31, 2011 we incurred no costs on the Gil property.

On September 21, 2011 we signed a letter of intent (“LOI”) to sell all of our 20% interest in the Gil Venture property to FGM. In accordance with the terms of the LOI, FGM granted to us a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid upon commencement of commercial production from a mine constructed on the property.

West Ridge Claims, Fairbanks Mining District, Alaska

We earned a 100% in the West Ridge mineral claims, comprising approximately 5,200 acres, located in the Dome Creek area of the Fairbanks district of Alaska, which claims are subject to a 1% net smelter return to the State of Alaska.   The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine.  During the year ended May 31, 2011, we expended $8,165 (2010 - $Nil) on exploration expenditures on the West Ridge property.  During the three months ended August 31, 2011 we incurred staking cost of $4,950 on the West Ridge Claims. During the year ended May 31, 2011, we did not write off any exploration and development expenditures; during the year ended May 31, 2010, we wrote off cumulative exploration and development expenditures of $661,615, because during 2010 we did not carry out any exploration work. As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011.

Fish Creek Claims, Fairbanks Mining District, Alaska

In March 2002, we acquired from Linux Gold Corp., a company with common directors, an option to earn a 50% interest in the thirty Fish Creek claims, located in the Fairbanks Mining District in Alaska, by expending $500,000 US within three years and the issuance of 200,000 common shares, which shares were issued in December 2002.  An additional 100,000 shares were issued in February 2007 in payment for an extension of the date on which expenditures were required to be completed to March 5, 2007, which dates was extended to March 5, 2012.

Linux Gold Corp. will retain a 5% net royalty interest until we pay $2,000,000 US and/or back in for a 25% working interest prior to commencement of production.  During the year ended May 31, 2010, we wrote off our cumulative exploration and development expenditures of $111,947 entirely, since the claims were not explored. We did not incur exploration and development expenditures on Fish Creek Claims during the year ended May 31, 2011 or the three months ended August 31, 2011.

On October 1, 2011 the Company and Linux further amended the agreement to extend the option agreement to March 5, 2012, and to reduce the exploration cost requirement by $77,646 representing partial exploration costs already incurred by the Company.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011.

Silverknife, Laird, BC, Canada

Pursuant to agreements with Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), we acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.  We have written down the acquisition costs to $1 and have written off the exploration and development expenditures on this property entirely, since the claims are not currently being explored.

On December 21, 2010 we announced our purchase of an additional 10% NPI in the Silverknife property for consideration of 200,000 common shares (issued on January 25, 2011), resulting in our total ownership of 30% working interest and a 10% net profit interest of the property.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011. Exploration work is planned for calendar year 2012.

Kahiltna Terrane Option, Alaska, USA

On September 1, 2010 the Company signed a Letter Agreement with a group of owners (the “Vendors”) for mineral claims located in the Kahiltna Terrane area approximately 130 kilometers northwest of Anchorage, Alaska.

The letter agreement includes an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims (the “Fortitude Project”). Consideration for the option is as follows:

-	issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);
-	issue an additional 50,000 common shares on the first anniversary of the Approval Date;
-	issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and
-	contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

As at May 31, 2011, the Company planned to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off.  The Option Agreement was officially terminated on October 4, 2011.

Also in accordance with the Letter Agreement, on October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane five miles from the exterior boundary of the Fortitude Project. The additional mineral claims are 100% owned by Teryl Resources Corp, subject to a 2½ % net royalty interest to the Vendors.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We own a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann  #4 wells, located in Burleson County, Texas. During the fiscal year ended May 31, 2011, revenues of $32,969 were recorded from the Texas properties compared to revenues of $10,076 for the fiscal year ended May 31, 2010.  The carrying cost of these wells has been completely depleted.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:
	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	months	months	Months
	ended	ended	ended	ended	ended	ended	ended	ended
	Aug. 31,	May. 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
	2011	2011	2011	2010	2010	2010	2010	2009
Description	$	$	$	$	$	$	$	$
Revenues	$8,311	$7,824	$6,700	$11,785	$6,660	7,646	$1,064	$1,670
Income or
loss before
other items
Total	(59,360)	(114,892)	(159,882)	(158,461)	(97,331)	(958,937)	(158,356)	(215,639)
Per share	(0.001)	(0.002)	(0.002)	(0.002)	(0.00)	(0.01)	(0.003)	(0.004)
Net loss for
period
Total	(59,360)	(114,892)	(159,882)	(158,461)	(97,331)	(958,937)	(158,356)	(215,639)
Per share	(0.001)	(0.002)	(0.002)	(0.002)	(0.01)	(0.01)	(0.003)	(0.004)
As we are in the exploration stage, variances by quarter reflect overall corporate activity and are also impacted by factors which are not recurring each quarter, such as exploration programs and financing costs.

The fluctuations in net loss are mainly due to the difficulties faced by small companies when it comes to raising funds in the current economic climate.  When a financing is completed, expenditures rise, increasing the net loss.  As those funds are allocated, expenditures decline, reducing the net loss.

Results of Operations
We incurred a net loss of $59,360 during the three months ended August 31, 2011 (“2012”), compared to a net loss of $97,331 during the three months ended August 31, 2011 (“2011”).

Revenue from oil sales increased from $6,600 in 2011 to $8,311 in 2012.

As listed below, all our general and administrative expenses except office and administrative expenses decreased from 2011 to 2012 due to our continuing efforts to streamline our operations and increase the efficiency of our in-house operations. We did not incur geological consulting in 2012 as we were raising sufficient funding for our exploration programs during the quarter.

	2012	2011
	$	$
Amortization of equipment	245	443
Filing and regulatory fees	3,550	7,610
Geological consulting	-	7,033
Consulting, Management and directors’ fees (Note 12)	26,894	27,797
Office and administrative	4,617	3,572
Office rent and utilities (Note 12)	2,930	7,050
Professional fees	4,960	5,881
Publicity, promotion and investor relations	14,666	31,264
Secretarial and employee benefits (Note 12)	6,821	10,271
Stock-based compensation (Note 10)	-	365

Liquidity and Capital Resources

As of August 31, 2011 we had a cash position of $15,779, compared to $19,371 as at May 31, 2011, representing a decrease of $3,592.  As of August 31, 2011, we had a working capital of $6,673, compared to a working capital of $42,452 as at May 31, 2011.

During the three months ended August 31, 2011, we raised $32,500 from subscriptions for 325,000 units of private placement at a price of $0.10 per unit.

During the three months ended August 31, 2011, we also financed our operations with net advances of $27,368 from related parties.

All of our properties are at the early exploration stages.  We do not expect to generate significant revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital or shareholder loans.  Fluctuations in our share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  Any additional funds raised will be used for general and administrative expenses, to carry out the 2011- 2012 exploration programs on the mineral properties, and for the acquisition of a property or properties, as applicable.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $270,000 to fund our general and administrative expenses for the next twelve months.  We will also require $100,000 to complete the proposed exploration program on the West Ridge mineral property and $150,000 to complete out our exploration program on our Silverknife mineral property.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  During the three months ended August 31, 2011, we entered into the following transactions with related parties:

–
SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $7,500 during the three months ended August 31, 2011 (2011 - $7,500).  As of August 31, 2011, $22,544 (May 31, 2011 - $8,776) was payable to SMR by the Company.

–
During the three months ended August 31, 2011, directors fees of $3,000 (2011 - $3,000) were paid to the President of the Company.  Fees of $1,422 (2011 - $1,145) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

The following advances to/from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the companies are controlled by our President and CEO or are companies where he is the President and CEO: Advances to related parties:
	August 31, 2011	May 31, 2011
	$	$
IAS Energy, Inc.	12,437	24,821
Linux Gold, Inc.	77,646	74,946
REGI US, Inc.	24,684	28,600
	114,767	128,367
Advances from related parties:
	August 31, 2011	May 31, 2011
	$	$
Reg Technologies Inc.	7,213	7,213
SMR Investments Ltd.	22,544	8,776
	29,757	15,989

Subsequent Events and Significant Recent Developments

On September 21, 2011 the Company entered into a letter of intent (“LOI”) to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks (Note 7). In accordance with the terms of the LOI, Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

On September 30, 2010, the Company issued 575,000 units of capital stock pursuant to a private placement at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012.

On October 4, 2011 we terminated the Kahiltna Terrane Option Agreement with the vendors.

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Directors and Officers

Our Board of Directors is as follows:

John Robertson
Donna Moroney
Suzan El-Khatib
Suzanne Robertson
Thomas Robertson

Our officers are:

John Robertson                               President and Chief Executive Officer
Jane He                    Chief Financial Officer
Share Capital

Our authorized share capital consists of 105,000,000 shares, divided into 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00 each.  As of December 9, 2011, we have 72,103,605 common shares and no preferred shares issued and outstanding.

During the three months ended August 31, 2011, we issued no equity securities and received $32,500 as subscription for 325,000 units of private placement at $0.10 per unit, with each unit consisting one common share of the Company and one share purchase warrant exercisable at $0.15 per share expiring September 30, 2012. The related shares and warrants were issued on September 30, 2011.

The following is a summary of the stock options and share purchase warrants outstanding as at August 31, 2011:

Stock Options:

			Number of
	Exercise Price	Number	Options
Expiry Date		of Options	Exercisable
	$

November 2, 2011	0.180	25,000	6,250
April 24, 2012	0.150	1,650,000	412,500
November 7, 2012	0.220	25,000	6,250
March 10, 2013	0.210	75,000	18,750
October 30, 2014	0.185	225,000	56,250
November 5, 2014	0.185	50,000	12,500
April 19, 2015	0.240	100,000	25,000
August 26, 2013	0.190	250,000	250,000
		2,400,000	787,500

Warrants:

	Exercise	Number
	Price	of Warrants
Expiry Date	$

December 17, 2011	0.20	1,983,326
January 19, 2012	0.20	1,398,333
		3,381,659

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Critical Accounting Policies

The critical accounting policies of the Company are outlined in our unaudited consolidated financial statements for the three months ended August 31, 2011 and our audited consolidated financial statements for the year ended May 31, 2011. Accounting policies are critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position.

New standards and interpretations

A number of new standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committees, and amendments to standards and interpretations, are not yet effective for the three months ended August 31, 2011, and have not been applied in preparing these unaudited interim consolidated financial statements. The extent of the impact of adoption of these standards and interpretations on the consolidated financial statements of the Corporation has not been determined.

Risks and Uncertainties

Our principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although we have taken steps to verify the title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title.  Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations.  Additional capital will be required to fund our exploration program.  The sources of funds available to us are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The property interests owned by us or in which we have an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  Exploration of our mineral exploration may not result in any discoveries of commercial bodies of mineralization.  If our efforts do not result in any discovery of commercial mineralization, we will be forced to look for other exploration projects or cease operations.

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties in which we previously had no interest.  We conduct our mineral exploration activities in compliance with applicable environmental protection legislation.  We are not aware of any existing environmental problems related to any of our current or former properties that may result in material liabilities to us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

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Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.